Exhibit (a)(1)(D)

To:	Holders of Zoran Stock Options
From:	Levy Gerzberg
Date:	November 12, 2009
Re:	Zoran Stock Option Exchange Offer

The Compensation Committee of our Board of Directors has approved a voluntary stock option exchange offer. Under this program, you may elect to exchange certain of your outstanding stock options granted by Zoran for a replacement award of restricted stock units.

The following documents are attached to this email:

•	An Offer Circular that describes the offer and gives you detailed information to help you make an informed decision.

•	A blank form of Notice of Change of Election for use in case you file an Election Form and Release Agreement and later decide you want to change your election.

In a separate e-mail, we will also send you a personalized Election Form and Release Agreement for you to complete, sign, date and return, if you decide to exchange your eligible options. (You may return your completed Election Form and Release Agreement by mail, courier, hand delivery, fax or e-mail (PDF only) – see the Offer Circular for details.)

These documents contain the terms and conditions of the offer. Because it may help you review the documents, I want to highlight some of the important elements of the offer:

•	The offer is available only to active employees of Zoran and our subsidiaries (other than our executive officers).

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The options that may be exchanged are the options granted to you by Zoran that have an exercise price that is greater than $12.00 per share, were granted before November 12, 2007, and have a term that is scheduled to expire after November 12, 2011. You may not exchange any other options. Furthermore, if the exercise price of any options you tender is less than the per-share closing price of our common stock on the date the offer expires, those options will not be accepted for exchange in the offer.

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If you are eligible, you may accept the offer with respect to any or all of your eligible options. As to any particular eligible option, you may elect to exchange all or no portion of that option. You may not elect to exchange only a portion of the option.

•	Upon the exchange of the options, your exchanged options will terminate and be cancelled. They will not be reinstated even if you later change your mind.

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In exchange for your cancelled options, we will grant you a replacement award of restricted stock units. The number of restricted stock units covered by the replacement award will be determined by dividing the number of shares subject to the cancelled option by 3.5 (i.e., if the cancelled option covered 700 shares, the replacement award would cover 200 restricted stock units). Any fractional share subject to a replacement award will be rounded to the nearest whole unit.

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Your replacement award will be subject to a new vesting schedule of approximately three years. This means that you will be entitled to receive the shares covered by the award only if you are employed with Zoran or one of its subsidiaries through the vesting date. This is the case even if your eligible options were vested before the offer commences or become vested before the offer expires.

If you want to take advantage of the exchange offer, you must complete, sign, date and return the enclosed Election Form and Release so that we receive it by 9:00 p.m., Pacific Time, on Thursday, December 10, 2009. If you change your mind after filing your Election Form, you may change your election by filing a Notice of Change of Election, provided that we receive it by 9:00 p.m., Pacific Time, on Thursday, December 10, 2009. If you don’t want to exchange your options, you do not need to do anything – your options will continue in accordance with their current terms. Although our Compensation Committee approved the offer, neither the Compensation Committee, nor our Board of Directors, nor any officer of Zoran is permitted to recommend, and none of them recommends, whether or not you should accept the offer.

This stock option exchange offer is a legal matter that requires every eligible employee to receive or have access to detailed information that will help you make an informed decision. Please take the time to review the documents included in this package. You may also review the Offer Circular and other documents related to the offer on our internal website at http://znet.zoran.com/C12/Stock%20Administration/default.aspx. If, after reading these materials, you still have questions regarding the offer, you may contact Karen Pereira, our Stock Plan Administrator at (408) 523-6596 (or by email at optionexchange@zoran.com).

Thank you for your prompt attention to this exchange offer. We hope that you will carefully review and consider the enclosed materials, and make an informed decision that is right for you.